Exhibit 15.1

October 28, 2022

Office of the Chief Accountant

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Ladies and Gentlemen:

We have read the statements made by Incannex Healthcare Limited (the “Company”) in Form 20-F dated October 28, 2022. We agree with the statements concerning our Firm in such Form 20-F; we are not in a position to agree or disagree with the Company’s statements that the audit committee decided to engage PKF Brisbane Audit to serve as the Company’s new independent registered public accounting firm and related statements contained therein.

Very truly yours,

/s/ WithumSmith+Brown, PC

New York, New York